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                                  EXHIBIT 3

                     PROPOSAL LETTER, DATED JULY 25, 1997


                                July 25, 1997



Board of Directors
Amdahl Corporation
1250 East Arques Avenue
Sunnyvale, California 94088-3470


Gentlemen:

      I am pleased to inform you that Fujitsu Limited wishes to commence negotiations regarding the acquisition by Fujitsu of all of the outstanding shares of common stock of Amdahl Corporation not currently owned by Fujitsu.

      We propose to offer a price of $10.57 per share. We believe that this price is fair to Amdahl's shareholders in light of Amdahl's current financial condition and future prospects.

      The proposed acquisition is of course subject to several conditions, including the execution of a definitive merger agreement on mutually agreeable terms, the approval of the acquisition by Amdahl's disinterested directors and the receipt of all required government approvals.

      We look forward to working with you to consummate the acquisition on the terms set forth above.

                                    Very truly yours,

                                    /s/ Kazuto Kojima

                                    Kazuto Kojima
                                    Director